UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  February 15, 2022

Healthcare Capital Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39893	85-2609863
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 North Market Street

Suite 1414

Wilmington, DE 19801

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 810-0031

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	HCCCU	The Nasdaq Stock Market LLC

Class A Common Stock, $.0001 par value per share	HCCC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A common stock for $11.50 per share	HCCCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On February 15, 2022, Healthcare Capital Corp. (“HCCC” or the “Company”) convened and then adjourned, without conducting any other business, its special meeting of its stockholders (the “Special Meeting”) relating to its previously announced proposed business combination (the “Business Combination”) with Alpha Tau Medical Ltd., a company organized under the laws of the State of Israel (“Alpha Tau”) and the other transactions contemplated (collectively with the Business Combination, the “Transactions”) by the Agreement and Plan of Merger dated July 8, 2021 (the “Merger Agreement”), as further described in HCCC’s definitive proxy statement/prospectus, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2022.

Present at the Special Meeting were holders of 17,002,854 shares of HCCC Class A common stock and 6,875,000 shares of HCCC Class B common stock, in person or by proxy, representing approximately 69.403% of the voting power of the common stock as of January 13, 2022, the record date for the Special Meeting, and constituting a quorum for the transaction of business. As of the record date, 34,375,000 shares of the Company’s common stock, including 27,500,000 shares of Class A common stock and 6,875,000 shares of Class B common stock, were outstanding and entitled to vote at the Special Meeting.

The sole proposal that was presented at the Special Meeting was the “The Adjournment Proposal”, which is a proposal allowing the HCCC board of directors to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to provide more time to meet the requirements that are necessary to consummate the Transactions. The HCCC stockholders approved the Adjournment Proposal. The voting results were as follows:

For	Against	Abstain
22,546,346	687,656	643,852

The Special Meeting was adjourned to 10:00 a.m. Eastern Time on February 18, 2022.

A copy of the press release announcing the adjournment is attached as Exhibit 99.1 and incorporated by reference herein.

Additional Information and Where to Find It

For additional information on the Business Combination, see HCCC’s Current Report on Form 8-K, which was filed with the SEC on July 8, 2021.

In connection with the proposed Business Combination, Alpha Tau has filed a Registration Statement on Form F-4, which includes a proxy statement/prospectus of HCCC and was declared effective on January 12, 2022 (the “Registration Statement”). The definitive proxy statement/prospectus was mailed to stockholders of HCCC as of January 13, 2022, the record date established for voting on the proposed Business Combination.

Investors and security holders of HCCC are advised to read, the definitive proxy statement/prospectus in connection with HCCC’s solicitation of proxies for the Special Meeting because the proxy statement/prospectus contains important information about the proposed Business Combination and the parties to the proposed Business Combination.

Stockholders may also obtain copies of the Registration Statement, proxy statement/prospectus, and Form 8-K, without charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

HCCC and Alpha Tau and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of HCCC’s stockholders in connection with the proposed Business Combination between HCCC and Alpha Tau. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of HCCC’s directors and officers in HCCC’s and Alpha Tau’s filings with the SEC, including the Registration Statement.

Forward Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s and HCCC’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed Business Combination contemplated thereby; (xiv) the inability to complete the transactions contemplated by the Merger Agreement due to certain conditions to closing in the Merger Agreement; (xv) the inability to meet the aggregate transaction proceeds requirements of the Merger Agreement due to the inability to consummate the PIPE Investment or the amount of cash available following any redemptions by HCCC’s stockholders; (xvi) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (xvii) the risk that the proposed transactions disrupt current plans and operations of Alpha Tau as a result of the announcement and consummation of the transaction described herein; (xviii) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xix) costs related to the proposed Business Combination; (xx) changes in applicable laws or regulations; (xxi) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s Registration Statement, and the proxy statement/prospectus of HCCC, and other filings that Alpha Tau or HCCC may make with the SEC. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this current report. Any such forward-looking statements represent management’s estimates as of the date of this current report. While HCCC and Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing HCCC’s and Alpha Tau’s views as of any date subsequent to the date of this current report.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description
99.1	Press Release of Healthcare Capital Corp., dated February 15, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 15, 2022

HEALTHCARE CAPITAL CORP.

By:	/s/ William Johns
Name:	William Johns
Title:	Chief Executive Officer

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